UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

PIRANHA VENTURES, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-21909	86-0779928
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer ID No.)

69-2, Jalan Taman Melaka Raya 25,

Taman Melaka Raya, 75000 Melaka, Malaysia.

(Address of principal executive office)

Registrant's telephone number, including area code: +6 06-281 4534

Copy of Communications To:

Bernard & Yam, LLP

Attention: Bin Zhou, Esq.

401 Broadway Suite 1708

New York, NY 10013

Tel: 212-219-7783

Fax: 212-219-3604

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Registrant)

Common Stock, $ 0.001 par value

(Title and Class of Securities registered pursuant to Section 12(g) of the Act)

September 19, 2011

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS

REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

Piranha Ventures, Inc.

69-2, Jalan Taman Melaka Raya 25,

Taman Melaka Raya, 75000 Melaka, Malaysia.

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

September 19, 2011

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Piranha Ventures, Inc., a Nevada corporation (the "Company"), at the close of business on September 19, 2011, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about September 19, 2011.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On September 19, 2011, Kip Eardley (“Seller”), who was a current shareholder of Piranha Ventures, Inc (“Company”), entered into a Stock Purchase Agreement with Tan Lung Lai (“Purchaser”), a Malaysian resident and citizen, under which Seller sold to Purchaser 991,951 shares of common stock of the Company which represented 78.10% of total issued and outstanding common stock of the Company.

In connection with the above described stock purchase transaction, on September 19, 2011, Kip Eardley resigned as Chief Executive Officer and Chief Financial Officer, effective immediately, and also resigned as the Director, President, Treasurer and Secretary of the Board of Directors of the Company, effective on the 10th day after an Information Statement (the “Information Statement”) has been filed and distributed to Company’s stockholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors.

On September 19, 2011, Tan Lung Lai was appointed as the Chief Executive Officer and Chief Financial Officer of the Company, effective immediately, and was also appointed as the Director, President, and Treasurer of the Board, effective on the 10th day after an Information Statement (the “Information Statement”) has been filed and distributed to Company’s stockholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors.

On September 19, 2011, Chew Chong Weng was appointed as the Director and the Secretary of the Board of the Company, effective on the 10th day after an Information Statement (the “Information Statement”) has been filed and distributed to Company’s stockholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $0.001 per share, of which 1,270,101common shares are issued and outstanding, 10,000,000 shares of preferred stock, par value $ 0.001, none is issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the directors and executive officers of the Company prior to the stock purchase transaction.

Kip Eardley was Chief Executive Officer, Chief Financial Officer, Director, President, Secretary, Treasurer. Mr. Eardley, age 51, is the president and sole shareholder of Capital Builders, Inc. which he formed in 1998.  Since the formation of Capital Builders in 1998, Mr. Eardley has worked for Capital Builders which serves as the corporate entity for Mr. Eadley’s business activities. In addition to his activities in Capital Builders, Mr. Eardley has managed several public and private companies over his career which were primarily related to finance and real estate.  The activities of Capital Builders have largely focused on aiding corporations in corporate restructuring, debt resolution, assisting with audits and other business planning activities. Through Capital Builders, Mr. Eardley has also bought and sold residential and commercial property and been the general contractor for the construction of residential homes. Mr. Eardley is an officer and director of American Eagle Group, Inc. which is a public traded company trading on the Pink Sheets.

The following sets forth information regarding the new directors and executive officers of the Company.

Name	Age	Title
Tan Lung Lai	35	CEO, CFO, Director, President, Treasurer
Chew Chong Weng	37	Director, Secretary

Mr. Tan Lung Lai, Malaysian, aged 35 is an Executive Director of Estancia Holding Sdn Bhd. He was appointed to the Board and as Chief Executive Office, Chief Financial Officer, Director, President, Treasurer on 2011. He is responsible for managing the financial risks and financial planning of company. Mr. Tan has qualified competencies in overseeing the total management business complemented with expertise in identifYing, pursuing and developing new projects and market positioning. He has proven consistency enhancing the competitiveness and the sustainable value of business. He is young dynamic entrepreneur with tenacity, business acumen and entrepreneurial leadership, he had started his business since the young age. With his more than 10 years experience he has successfully steered export and import on electronic components and computer hardware such as RAM , IC chip etc led in international trading business. He has sharp commitment to tum vision into realization to establish the business empire. He has involved to diversifY business into hospitality industry at Genesis Jewel Hotel in Melaka, a vibrant tourist destination from local and overseas. To further expansion he has also dare to face business challenges in gold mining industry acquired a land with rich mineral reservoir from Dataran Mineral Sdn Bhd in Kelantan.

Mr. Chew Chong Weng, Malaysian, aged 37 is a Director of Estancia Holding Sdn Bhd. He was appointed to the Board and as Director, Secretary on 20 II. He is responsible for the identification and penetration of the potential market opportunity for emerging the group in both local and global markets. He started his career with a lubricant company in Singapore as Sales Manager in 200 I. He has sharpened his sale and marketing competencies through years experience in business practiced. He has successfully established Eternal Victory Sdn Bhd in 2008. It is his owned new ICT business especially leading wireless alarm networking system with aim to respond market changing. In the same year he had also set up Genesis Growth Sdn Bhd as new innovation business in RO water vending machine in Melaka and later known to become the market leader at the moment. Recently he joined Estancia Holding Sdn Bhd as an aggressively decision to catch business opportunity and penetrate into hospitality and gold mining industry. He is also a Director of several other companies within corporate organization.

To the knowledge of us, no executive officer or director has been involved in the last five years in any of the following:

Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers.

VOTING CONTROL AND MANAGEMENT

Pre-Transaction Beneficial Ownership Structure and Principal Shareholders

The following table sets forth certain information as of September 19, 2011, prior to the consummation of the stock purchase transaction, with respect to the ownership of common stock by the directors and executive officers of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

Name and Address of Beneficial Owner (a)	Number of Shares Beneficially Owned (b)	Percent of Class

Kip Eardley	991,951	78.10%
Officers and Directors as a group (1 members)	991,951	78.10%
(a) The address for each person is 9160 South 300 West, Sandy, Utah 84070

(b) Unless otherwise indicated, Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

Post-Transaction Beneficial Ownership Structure and Principal Shareholders:

The following table sets forth certain information as of September 19, 2011, upon the consummation of the stock purchase transaction, with respect to the ownership of common stock by the directors and executive officers of the Company, and each person known by the Company to be the owner of five percent or more of the common stock of the Company.

Name and Address of Beneficial Owners (a)	Amount and Nature of	Percent of Class (b)
	Beneficial Ownership
Directors and Executive Officers

Tan Lung Lai Director, President, Treasurer, CEO, CFO, 69-2, Jalan Taman Melaka Raya 25, Taman Melaka Raya, 75000 Melaka, Malaysia	991,951	78.10%

Chew Chong Weng Director, Secretary 69-2, Jalan Taman Melaka Raya 25, Taman Melaka Raya, 75000 Melaka, Malaysia	0	0

Officers and Directors as a group	991,951	78.10%

Greater Than 5% Shareholders

Tan Lung Lai 69-2, Jalan Taman Melaka Raya 25, Taman Melaka Raya, 75000 Melaka, Malaysia	991,951	78.10%

Greater Than 5% Shareholders as a group	991,951	78.10%

(a) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(b) Unless otherwise stated, each beneficial owner has sole power to vote and dispose of the shares. Based on 1,270,101 shares of Common Stock issued and Outstanding

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We have not established any committee within the Board of Directors as of September 19, 2011

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal periods ended December 31, 2010 and 2009. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary	Bonus	Option Awards	Total

Kip Eardley CEO, CFO, Director	2010	0	0	0	0
	2009	0	0	0	0

Incoming Executive Officers

The following table sets forth information relating to all compensation awarded to, earned by or paid to our incoming Chairman, President and Chief Executive Officer, our incoming Chief Financial Officer and each of the other three highest paid executives, if any, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2010 and 2009, for all services rendered in all capacities during the years ended December 31, 2010 and 2009, respectively.

Name and Principal Position	Year	Salary	Bonus	Option Awards	Total

Tan Lung Lai Director, President, Treasurer, CEO, CFO,	2010	0	0	0	0
	2009	0	0	0	0

Chew Chong Weng Director, Secretary	2010	0	0	0	0
	2009	0	0	0	0

EMPLOYMENT AGREEMENTS

We do not employment agreements with our directors and officers.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 19, 2011	Piranha Ventures, Inc.

/s/ Tan Lung Lai
Tan Lung Lai
CEO, CFO

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION
PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.